Exhibit 99.4
SUNTECH POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”.

As discussed in Note 21 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation to conform to the Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
March 10, 2008

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2007
	(In U.S. dollars,
	except share data)

ASSETS
Current assets:
Cash and cash equivalents	$225,529,973	$520,965,803
Restricted cash	78,855,384	94,684,907
Inventories	200,291,894	176,173,210
Accounts receivable, net of allowance for doubtful accounts of $1,135,883 and $1,969,390 in 2006 and 2007	98,855,422	237,613,887
Other receivable, net of allowance for doubtful accounts of $488,184 and $1,077,296 in 2006 and 2007	5,298,104	30,729,342
Value-added tax recoverable	26,218,359	72,061,216
Advances to suppliers	79,443,540	61,874,707
Short term investments	—	51,120,000
Other financial assets	1,521,604	10,569,529
Deferred taxes	393,518	1,686,173

Total current assets	716,407,798	1,257,478,774
Property, plant and equipment, net	113,749,859	292,986,968
Intangible assets, net	75,751,429	85,967,033
Goodwill	28,551,652	29,792,892
Investments in affiliates	2,207,656	1,026,750
Other financial assets	1,209,557	—
Long-term investments	573,754	327,042
Long-term prepayments	132,314,018	161,661,353
Long-term loans to suppliers	22,245,544	103,308,594
Long-term deferred expenses	—	10,462,049
Other non-current assets	1,238,983	14,035,829
Deferred tax assets	3,704,916	—

TOTAL ASSETS	$1,097,955,166	$1,957,047,284

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	$288,184,996	$321,162,579
Accounts payable	40,541,466	58,905,543
Other payables	7,743,239	18,047,364
Payables in respect of purchase of property, plant and equipment	3,601,687	39,389,236
Advances from customers	935,114	2,988,794
Accrued payroll and welfare	3,062,760	6,645,663
Government grants	4,820,254	2,834,994
Amounts due to related parties	274,667	5,708,296
Income tax payable	3,281,476	7,288,408
Other financial liabilities	2,016,756	12,316,560
Other liabilities	2,360,110	2,836,841

Total current liabilities	356,822,525	478,124,278
Long-term bank borrowings	19,656,140	20,671,900
Convertible notes	—	500,000,000
Accrued warranty costs	8,845,356	22,506,071
Other financial liabilities	3,399,661	—
Retirement benefit obligations	3,718,394	3,593,402
Other long-term liabilities	4,774,711	4,122,061
Deferred tax liabilities	29,732,759	22,078,637

Total liabilities	426,949,546	1,051,096,349

Commitments and contingencies (Note 25)
Minority interest	18,542,863	17,900,962
Shareholders’ equity:
Ordinary shares; par value $0.01: authorized 500,000,000 shares, 150,461,489 and 153,124,488 shares issued, respectively	1,504,615	1,531,245
Additional paid-in capital	494,018,128	530,798,246
Retained earnings	153,605,007	324,074,891
Accumulated other comprehensive income	3,335,007	31,645,591

Total shareholders’ equity	652,462,757	888,049,973

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,097,955,166	$1,957,047,284

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED INCOME STATEMENTS

	Years Ended December 31,
	2005	2006	2007
	(In U.S. dollars, except share data)

Net revenues:
PV modules	$170,128,460	$471,916,455	$1,331,653,031
PV cells	54,653,423	124,625,818	13,725,454
PV system integration	1,218,267	2,327,813	2,883,706

Total net revenues	226,000,150	598,870,086	1,348,262,191

Cost of revenues:
PV modules	121,183,426	357,903,129	1,057,575,093
PV cells	35,440,452	90,066,062	14,490,016
PV system integration	814,280	2,012,671	2,139,960

Total cost of revenues	157,438,158	449,981,862	1,074,205,069

Gross profit	68,561,992	148,888,224	274,057,122

Selling expenses	3,667,261	9,009,740	30,633,241
General and administrative expenses	18,874,277	28,275,118	56,853,444
Research and development expenses	3,357,828	8,374,497	14,984,362

Total operating expenses	25,899,366	45,659,355	102,471,047

Income from operations	42,662,626	103,228,869	171,586,075
Interest expense	(7,907,323)	(6,293,079)	(23,991,118)
Interest income	296,612	11,772,380	31,206,702
Other income (expense), net	(758,245)	2,059,344	3,684,473

Earnings before income taxes, minority interest and equity in earnings (loss) of affiliates	34,293,670	110,767,514	182,486,132
Tax expense, net	(3,752,679)	(7,187,908)	(13,234,121)

Minority interest	(33,915)	1,409,671	2,721,538
Equity in earnings (loss) of affiliates, net of taxes	121,408	1,013,058	(698,588)

Net income	30,628,484	106,002,335	171,274,961
Deemed dividend on Series A redeemable convertible preferred shares	(2,406,000)	—	—

Net income attributable to holders of ordinary shares	$28,222,484	$106,002,335	$171,274,961

Net income per share:
Basic	$0.31	$0.71	$1.13

Diluted	$0.26	$0.68	$1.02

Weighted average number of shares used in computation:
Basic	92,047,507	148,697,962	151,669,307

Diluted	116,825,138	156,106,345	169,257,283

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						Accumulated
	Ordinary		Additional			Other	Total
	Shares		Paid-in	Deferred	Retained	Comprehensive	Shareholders’	Comprehensive
	Number	$	Capital	Compensation	Earnings	Income	Equity	Income
	(In U.S. dollars, except share data)

Balance at December 31, 2004	90,000,000	$900,000	$7,108,868	$—	$19,380,188	$6,740	$27,395,796	$—
Return of capital upon re-organization	—	—	(74,459,423)	—	—	—	(74,459,423)	—
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	—	(2,406,000)	—	(2,406,000)	—
Issuance of ordinary shares pursuant to initial public offering	22,820,655	228,207	319,943,822	—	—	—	320,172,029	—
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	34,667,052	346,670	82,059,429	—	—	—	82,406,099	—
Share based compensation	—	—	29,391,066	(22,150,680)	—	—	7,240,386	—
Amortization of deferred compensation	—	—	—	9,434,548	—	—	9,434,548	—
Net income	—	—	—	—	30,628,484	—	30,628,484	30,628,484
Foreign currency translation adjustments	—	—	—	—	—	1,511,200	1,511,200	1,511,200

Balance at December 31, 2005	147,487,707	1,474,877	364,043,762	(12,716,132)	47,602,672	1,517,940	401,923,119	32,139,684

Exercise of stock options	2,973,782	29,738	11,950,081	—	—	—	11,979,819	—
Adjustment for adoption of SFAS 123-R	—	—	(12,716,132)	12,716,132	—	—	—	—
Share based compensation	—	—	130,740,417	—	—	—	130,740,417	—
Net income	—	—	—	—	106,002,335	—	106,002,335	106,002,335
Foreign currency translation adjustments	—	—	—	—	—	1,817,067	1,817,067	1,817,067

Balance at December 31, 2006	150,461,489	1,504,615	494,018,128	—	153,605,007	3,335,007	652,462,757	107,819,402

Adjustment for adoption of FIN 48					(741,198)		(741,198)	—
Dividends declared and paid to minority interest	—	—	—	—	(63,879)	—	(63,879)	—
Exercise of stock options and restricted shares	2,662,999	26,630	12,561,899	—	—	—	12,588,529	—
Share based compensation	—	—	24,218,219	—	—	—	24,218,219	—
Net income		—	—	—	171,274,961	—	171,274,961	171,274,961
Foreign currency translation adjustments	—	—	—	—	—	28,310,584	28,310,584	28,310,584

Balance at December 31, 2007	153,124,488	$1,531,245	$530,798,246	$—	$324,074,891	$31,645,591	$888,049,973	$199,585,545

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2006	2007
	(In U.S. dollars)
Operating activities:
Income attributable to holders of ordinary shares	$28,222,484	$106,002,335	$171,274,961
Deemed dividend on Series A redeemable convertible preferred shares	2,406,000	—

Net income	30,628,484	106,002,335	171,274,961
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	33,915	(1,409,671)	(2,721,538)
Share based compensation	16,674,934	12,912,644	24,218,219
Depreciation and amortization	3,873,053	11,372,997	20,460,863
Amortization of debt issuance cost	—	—	4,216,812
Deferred taxes	(680,959)	(2,952,413)	(6,100,100)
Loss on disposal of property, plant and equipment	320,659	134,500	384,645
Provision for doubtful receivables	82,065	1,311,214	1,354,773
Provisions for obsolete inventories	—	—	1,309,292
Amortization of long-term prepayment	—	—	2,635,756
Equity in loss (earnings) of affiliates	(121,408)	(1,013,058)	698,588
Goodwill written-off due to liquidation of a subsidiary	—	82,931	—
Unrealized gain on short-term investment	—	—	(3,120,000)
Loss on financial derivative, net	—	510,871	3,701,748
(Gain) loss on long-term securities	—	32,426	(272,293)
Imputed interest income for loan to supplier	—	(370,544)	(3,120,723)
Other	—	—	(71,017)
Changes in operating assets and liabilities:
Inventories	(22,722,600)	(133,347,550)	22,809,392
Accounts receivable	4,146,524	(91,632,810)	(139,552,404)
Other receivable	(2,166,103)	(2,453,664)	(25,992,072)
Value-added tax recoverable	883,636	(21,741,519)	(45,842,858)
Advances to suppliers	(21,582,465)	(50,817,677)	17,568,834
Amounts due from related parties	265,199	—	—
Interest free loan to supplier	—	(21,875,000)	(78,625,000)
Long-term prepayment	—	(6,475,865)	(29,476,305)
Long-term deferred expenses	—	—	(314,523)
Accounts payable	601,116	30,302,266	18,364,077
Other payables	4,325,857	(4,479,865)	10,304,125
Advances from customers	2,681,899	(2,124,092)	2,053,680
Accrued payroll and welfare	1,346,955	1,467,602	3,582,903
Income tax payable	1,898,435	1,354,932	4,006,932
Amounts due to related parties	318,879	(193,553)	5,433,629
Accrued warranty costs	1,771,524	4,402,647	12,862,725
Non-current receivables	42,233	—	—
Other long-term liabilities	—	2,121,848	(1,105,988)

Net cash provided by/(used in) operating activities	22,621,832	(168,878,068)	(9,072,867)

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	(587,655)	(10,011,450)	—
Purchases of property, plant and equipment	(29,058,708)	(52,341,312)	(162,697,398)
Purchases of intangibles	(639,988)	—	(9,526,574)
Proceeds from sales of property, plant and equipment	27,136	84,073	7,210,876
Proceeds from redemption of marketable securities	—	—	519,004
Dividend received from associate	—	—	482,318

	Years Ended December 31,
	2005	2006	2007
	(In U.S. dollars)
Purchase of short-term investments	—	—	(48,000,000)
Government grants	2,046,395	627,110	2,266,367
Purchases of financial derivatives	—	(4,488,775)	—
Net proceeds from redemption of financial derivatives	—	1,644,094	(4,512,731)
Investments in affiliates	(905,837)	—	—
Increase in investment deposits	—	—	(10,800,000)
Increase in restricted cash	(2,001,748)	(70,294,654)	(15,829,523)

Net cash used in investing activities	(31,120,405)	(134,780,914)	(240,887,661)

Financing activities:
Net proceeds from issuance of ordinary shares	320,172,029	—	—
Proceeds from exercise of stock options	—	11,979,819	12,588,529
Net proceeds from short-term bank borrowings	15,273,121	183,597,240	58,429,992
Proceeds from long-term bank borrowings	6,195,600	—	—
Repayment of long-term bank borrowings	—	(22,899,089)	(11,019,304)
Proceeds from issuance of convertible notes	—	—	500,000,000
Payment of convertible notes issuance expenses	—	—	(14,364,338)
Dividends paid to minority interest	—	—	(63,879)
Return of capital upon reorganization	(83,056,473)	—	—
Proceeds from shareholder loan	8,597,050	—	—
Net proceeds from issuance of preferred shares	80,000,099	—	—
Contribution from minority shareholder of a subsidiary	914,952	—	1,487,405

Net cash provided by financing activities	348,096,378	172,677,970	547,058,405

Effect of exchange rate changes	604,395	(2,813,306)	(1,662,047)

Net increase (decrease) in cash and cash equivalents	340,202,200	(133,794,317)	295,435,830
Cash and cash equivalents at the beginning of the year	19,122,090	359,324,290	225,529,973

Cash and cash equivalents at the end of the year	$359,324,290	$225,529,973	$520,965,803

Supplemental disclosure of cash flow information:
Interest paid	$2,254,371	$5,844,623	$23,155,039

Income taxes paid	$2,499,623	$10,734,208	$15,327,289

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	$550,093	$3,601,687	$39,389,236

Other acquisition costs of a subsidiary included in other liabilities	$—	$828,530	$—

Supplemental schedule of non-cash financing activities:
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	$82,059,429	$—	$—

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars, except share data.)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Suntech Power Holdings Co., Ltd. (“Suntech Power”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on August 8, 2005. On December 14, 2005, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States.

Suntech Power and its subsidiaries (collectively the “Company”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products.

Before May 19, 2005, substantially all of the Company’s business was conducted through an operating subsidiary established in the People’s Republic of China (the “PRC”), Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”), in which Suntech Power indirectly holds a 100% interest. Suntech Power, through its subsidiary, Power Solar System Co., Ltd. (“Power Solar BVI”), acquired 100% of the voting interest in Wuxi Suntech through a series of planned transactions that were completed on May 19, 2005. These transactions have been accounted for as a recapitalization because there was no control or collaborative group established.

On August 8, 2005, the Company issued 1 share for par value of $0.01 on incorporation. On August 29, 2005, in connection with a legal reorganization, the Company issued 89,999,999 fully paid up shares of $0.01 each on a pro-rata basis to the shareholders of Power Solar BVI that owned 100% of Wuxi Suntech in exchange for those interests. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests, and accordingly all share and per share data have been restated to give retroactive effect to this transaction. Accordingly, the share capital represents the capital amount of the Company as if the reorganization had been completed as of the earliest period presented.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

As of December 31, 2007, Suntech Power’s subsidiaries include the following entities:

	Date of	Date of	Place of	Percentage of
Subsidiary	Acquisition	Incorporation	Incorporation	Ownership

Power Solar System Pty. Ltd.	N/A	June 23, 2000	Australia	100%
Power Solar BVI	N/A	June 23, 2000	BVI	100%
Wuxi Suntech	N/A	January 22, 2001	PRC	100%
Luoyang Suntech Power Co., Ltd. (“Luoyang Suntech”)	N/A	October 16, 2005	PRC	88%
Qinghai Suntech Nima Power Co., Ltd. (“Qinghai Suntech”)	July 18, 2005	July 24, 2000	PRC	51%
Suntech Power (Hong Kong) Co., Ltd. (“Suntech Hong Kong”)	N/A	May 10, 2006	BVI	100%
Suntech America Inc. (“Suntech America”)	N/A	July 5, 2006	USA	100%
MSK Corporation (“MSK”)	August 11, 2006	July 1, 1967	Japan	67%
Sunergy Power Co., Ltd. (“Sunergy Power”)	N/A	August 24, 2006	PRC	100%
Suntech Power Co., Ltd. (“Suntech Power”)	N/A	November 28, 2006	PRC	100%
Shenzhen Suntech Power Co., Ltd. (“Shenzhen Suntech”)	N/A	February 7, 2007	PRC	80%
Jiangsu Suntech Energy Technology Research Co., Ltd. (“Suntech Research”)	N/A	February 15, 2007	PRC	90%
Shanghai Suntech Energy Engineering Co., Ltd. (“SEE”)	N/A	July 4, 2007	PRC	100%
Suntech Power (Cyprus) Co., Ltd. (“Suntech Cyprus”)	N/A	September 14, 2007	Cyprus	100%
Suntech Power Investment Pte., Ltd. (“Suntech Singapore”)	N/A	October 8, 2007	Singapore	100%
Suntech Power International Ltd. Zurich (“Suntech Swiss”)	N/A	October 18, 2007	Switzerland	100%
Suntech Energy Solutions Inc. (“Suntech Solutions”)	N/A	October 30, 2007	USA	100%
Suntech Power Australia Pty. Ltd. (“Suntech Australia”)	N/A	December 18, 2007	Australia	100%

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Suntech Power and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, and advances to suppliers, provision for obsolete inventory and scrap valuation allowance for long-term prepayments, and long-term loans to suppliers interest rate used in calculation of imputed interest income for long-term advance to suppliers and interest free loan to suppliers, forfeiture rate of stock options, the useful lives of and impairment for property, plant and equipment and intangible assets, accruals for warranty costs, valuation allowance of deferred tax assets, assumptions used to in determine retirement obligations, assumptions used in purchase price allocation, impairment of goodwill and intangible assets with indefinite lives.

(d)	Cash, cash equivalents and restricted cash

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash consists of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash represents bank deposits for securing letter of credit facilities granted to the Company and amounts held by counterparties under forward contracts. The Company has classified them as restricted cash as they are not available for use in its operations.

(e)	Derivatives

The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.

During the year ended December 31, 2007, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with the outstanding debts. The interest rate swap contracts do not qualify for hedge accounting. In 2007, gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2007, the Company did not have any outstanding interest rate swap contracts.

In addition to the above mentioned interest rate swap contracts, during 2007, the Company entered into cross-currency exchange rate swap agreements and structured warrant contracts to protect against volatility of future cash flows caused by the changes in both interest rate and exchange rate associated with the outstanding long-term debts that are denominated in a currency other than US dollar. The cross-currency exchange rate swap agreements and structured warrants do not qualify for hedge accounting. In 2007, gains or losses on the agreements and contracts

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

were recognized in the statement of operations. As of December 31, 2007, the Company had outstanding cross-currency exchange rate swap agreements with notional amounts of $518,579,618.

As of December 31, 2007, the fair value of these derivative instruments was recorded in other financial assets (liabilities), with the change of fair value of forward foreign exchange contracts recorded as part of other income (expense), the change of fair value of interest rate swap contracts are recorded as part of interest income (expense).

(f)	Advances to suppliers and long term prepayments to suppliers

In order to secure stable supply of silicon materials, the Company makes prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. Such amounts are recorded in advances to suppliers and long-term prepayments in the consolidated balance sheets, which amounted to $79,443,540, $61,874,707 and $13,291,692, $45,145,407 as of December 31, 2006 and 2007 respectively. Advances to suppliers expected to be utilized within twelve months as of each balance sheet date are recorded in “advances to suppliers” in the consolidated balance sheets. As of December 31, 2007, prepayments to suppliers amounted to $45,145,407 representing the portion expected to be utilized after twelve months are classified in “long-term prepayments” in the consolidated balance sheets and related to supply contracts not expected to commence until 2009. The Company makes the prepayments without receiving collateral, as a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2006 and 2007, prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31,
	2006	2007

Supplier A	$6,729,759	$13,402,898
Supplier B	—	12,558,959
Supplier C	5,757,381	11,756,908
Supplier D	10,152,335	—
Supplier E	10,304,444	—
Supplier F	13,581,427	—

(g)	Inventories

Inventories are stated at the lower of cost or market. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost of inventory has historically been determined by the weighted average method. By taking advantage of SAP implementation, management changed to standard cost for work-in-progress and finished goods valuation instead of average cost since May 2006. Management considered standard cost as a preferred methodology. The standard cost approximates actual cost determined on a weighted average basis.

The market values of finished goods such as PV modules are based on the latest selling prices of identical categories of inventories less estimated selling expenses; the market values of raw materials are based on the latest quoted price of identical or analogous materials; and the market value of work in process is based on the latest selling price of finished goods less estimated additional processing cost and selling expenses.

The value of silicon scrap is based on the market value of qualified silicon material less the cost for processing the silicon scrap into qualified silicon material from available quoted market prices.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

(h)	Short-term investments

Short-term investments include securities which are classified as trading securities. Trading securities refer to debt and equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in marketable securities is based upon the quoted market price on the last business day of the fiscal year.

(i)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Land	Indefinite
Buildings	20-27 years
Leasehold improvements	over the shorter of the lease term or their estimated useful lives
Plant and machinery	5-10 years
Furniture, fixtures and equipment	4-15 years
Motor vehicles	4-6 years

Costs incurred in constructing new facilities, including progress payments and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commenced from that time.

(j)	Long term investments

Long-term investments include un-quoted equity securities which are classified as held-to-maturity. Securities are classified as held to maturity when the management has the intent and ability to hold them to maturity and are stated at amortized cost, less provision for any other-than temporary decline in their value.

(k)	Intangible assets

Technical know-how is carried at cost less accumulated amortization. The technical know-how comprises the design of the PV manufacturing line, selection of facility and manufacturing equipment, provision of manufacturing technologies and process for high efficiency silicon solar cells based on screen printing method, provision of innovations for continuous improvement of cell efficiencies, and manufacturing cost reduction. Amortization is calculated on a straight-line basis over the expected useful life of the assets of 10 years.

Intangible assets in connection with the acquisition of MSK consist primarily of trade name, patents and technology, customer relationships, and backlog. Intangible assets are recorded at the fair value on the acquisition date. Amortization is provided on a straight-line basis over the following estimated useful lives:

Trade name	Indefinite
Patents and technology	25 years

Customer relationships are recorded at cost less accumulated amortization. Amortization is provided on an accelerated method over 13 years.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right agreement, which ranges from 46 to 50 years.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

(l)	Goodwill and other intangible assets

Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets less liabilities acquired.

Goodwill is reviewed at least annually for impairment, or earlier if there is indication of impairment, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 also requires the Company to compare the fair value of the acquired business to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of the acquired business is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than its carrying value. Fair values for acquired businesses are determined based on discounted cash flows, market multiples or appraised values.

The Company reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the excess of the carrying value of the asset over the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

(m)	Purchase price allocation

The Company accounts for business acquisitions using the purchase method of accounting. The Company allocates the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. The excess of the total considerations over the fair value of the tangibles assets are then allocated to intangible assets and goodwill.

(n)	Investments in affiliates

The affiliated companies in which the Company has significant influence are accounted for using the equity method of accounting. The Company’s share of earnings of the equity investments are included in the accompanying consolidated income statements.

(o)	Impairment of long-lived assets

The Company evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2005, 2006 and 2007.

(p)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

In July 2006, the Financial Accounting Standard Board (“FASB”) issued Financial Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized approximately a $741,198 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. Note 23 further describes the impact of the adoption of FIN No. 48 — an interpretation of FASB Statement No. 109.

(q)	Revenue recognition

The Company recognizes revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss have transferred to the customer, the sales price is fixed or determinable, and collectibility of the receivable is reasonably assured. The Company recognizes revenue from service contracts upon completion of all services in view of the short-term natures of such contracts. Such contracts were insignificant for all years presented.

Since 2006, a majority of the Company’s contracts are written such that the products are shipped FOB with normal credit terms of 45 days or less. Accordingly, the Company must receive written evidence that the products have been delivered to FOB departure ports or airports assigned by customers prior to recognizing revenue. The Company also ships certain amount of products based on FCA destination terms where the Company recognizes revenue after the Company ships products to shipment agents assigned by customers. Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers. A majority of the Company’s sales to domestic customers require the customers to prepay before delivery occurs. Such prepayments are recorded as advances from customers, in the Company’s financial statements, until delivery occurs.

The Company has distributor arrangements with certain parties for sales on their own accounts or, through arrangements with the Company, to ship directly to specified customers. In either arrangement the distributor pays the Company for products based on pre-arranged price. The payment terms with the distributors are either down payment upon delivery or letter of credit with up to 2 months credit period.

The Company recognizes revenues for systems integration at the time the integration project is completed (contracts are typically within 1 year), primarily because the Company does not have vendor specific objective evidence to allow for separating the various components of the systems integration contracts into separate units of accounting.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

(r)	Buy/sell arrangements

The Company has buy/sell arrangements with certain raw materials vendors wherein the Company sells finished goods, comprised of either solar cells or solar modules, in exchange for the acquisition of raw materials in the form of silicon wafers. These arrangements are with counterparties in the same line of business as the Company and are executed as a means of securing a consistent supply of silicon wafer raw materials. The exchanges of its finished goods inventory items for raw material silicon wafers are recorded at fair value on a gross basis.

During the year ended December 31, 2006, the Company purchased $103,850,289 of raw materials and sold $192,076,122 of finished goods under these buy/sell arrangements. There were no such buy/sell arrangements in 2007.

(s)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping and handling costs for products sold.

(t)	Research and development

Research and development costs are expensed when incurred.

(u)	Advertising expenses

Advertising expenses are charged to the income statements in the period incurred. The Company incurred advertising expenses amounting to $456,586, $1,861,193 and $1,985,349 for the years ended December 31, 2005, 2006 and 2007, respectively.

(v)	Warranty cost

The Company warrants its products for up to 25 years after sales have taken place. Due to limited warranty claims to date, the Company accrues the estimated costs of warranties based on an assessment of its competitors’ accrual history while incorporating some estimates of failure rates through its quality review staff. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.

(w)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

(x)	Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

(y)	Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at present value of minimum lease payments or fair value of the asset whichever is less. Assets recorded as capital

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

leases are amortized on a basis consistent with that of accounting for capital assets or lease term whichever is less. Operating lease costs are expensed as incurred.

(z)	Start-up costs

The Company expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Pre-production costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Pre-production costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(aa)	Foreign currency translation and comprehensive income

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Renminbi (“RMB”) and Japanese Yen (“JPY”), which are their reporting currencies, respectively. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity.

Total comprehensive income is comprised of net income and foreign currency translation adjustments and amounted to $32,139,684, $107,819,402 and $199,585,545 for the years ended December 31, 2005, 2006 and 2007, respectively.

(ab)	Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to $12,817,401 and $79,017,980 as of December 31, 2006 and 2007, respectively.

(ac)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalent, accounts receivable, advances to suppliers, long term loans to suppliers and long term prepayments. All of the Company’s cash and cash equivalents are held with financial institutions that Company management believes to be high credit quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivable and factors surrounding the credit risk of specific customers. With respect to advances to

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

suppliers, such suppliers are primarily suppliers of silicon wafers raw materials. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or other security against advance to suppliers; however, it maintains reserve for potential credit losses and such losses have historically been within management’s expectations.

(ad)	Fair value of financial instruments

The carrying value of cash and cash equivalents, trade receivables, advances to suppliers, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. The long-term bank borrowings approximate their fair value since the contracts were recently entered into and market interest rates have not fluctuated significantly since those dates. The fair value of the long-term loans to suppliers is determined based on an imputed interest rate which represents the suppliers’ average borrowing rate.

(ae)	Post retirement benefits

The Company’s Japanese subsidiary has a defined benefit plan which applies to all directors and employees since the date of hire. Pension liability is calculated based on actuarial valuation. In September 2006, the FASB issued SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS Nos. 87, 88, 106 and 132(R)” (“SFAS 158”). This statement, among other things, requires that the Company to recognize in its statement of financial position the funded status of a defined benefit postretirement plan, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. The adoption of FASB No. 158 did not have a material impact on the Company’s consolidated income statement operations and financial position.

(af)	Share-based compensation

The Company adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS 123R”), effective January 1, 2006 using a modified prospective basis in accounting for stock based compensation, The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes option pricing model, net of estimated forfeitures. The calculated compensation cost is recognized over the period the granter is required to provide services per the conditions of the award. See Note 21, “Stock Options”, for further details.

(ag)	Net income per share

Basic income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and warrants. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation. The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes (See Note 14 to the Consolidated Financial Statements) are included in the calculation of diluted earnings per share using the if converted method if their inclusion is dilutive to earnings per share.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year Ended December 31,
	2005	2006	2007

Income available to ordinary shareholders	$28,222,484	$106,002,335	$171,274,961
Add: Interest expense associated with convertible notes	$—	$—	1,107,639
Deem dividend on Series A redeemable convertible prepared shares	$2,406,000	—	—

Net earnings assuming dilution	$30,628,484	$106,002,335	$172,382,600

Weighted average number of ordinary shares for the calculation of basic income per share	92,047,507	148,697,962	151,699,307
Effect of dilutive potential ordinary shares:
Series A redeemable convertible preferred shares	21,465,079	—	—
Convertible notes	—	—	9,073,822
Share options and warrants	3,312,552	7,408,383	8,484,154

Weighted average number of ordinary shares for the calculation of diluted income per share	116,825,138	156,106,345	169,257,283

Basic income per share	$0.31	$0.71	$1.13

Diluted income per share	$0.26	$0.68	$1.02

The amounts of anti-dilutive option, warrants and restricted common stock excluded from the computation of diluted earnings per share for 2005, 2006 and 2007 were insignificant.

(ah)	Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The Company is currently evaluating the impact, if any, of this statement on our consolidated financial statement.

In February 2007, the FASB issued Statement of Financial Accounting Standards SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of this statement on the consolidated financial statement.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (EITF 06-11). EITF 06-11 specifies how companies should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS 123(R). EITF 06-11 is effective for us beginning in 2009. The Company does not believe EITF 06-11 will have a material effect on our financial statements and related disclosures.

In December 2007, the FASB issued SFAS No. 141R, Business Combination, to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. An entity may not apply it before that date. The Company is currently evaluating the potential effects on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

3.	BUSINESS ACQUISITIONS

On August 2, 2006, the Company acquired 66.88% of the equity interest of MSK Corporation (“MSK”), a Japanese-based PV product manufacturer and specialized in building-integrated photovoltaic (BIPV). The primary reason for the MSK acquisition is to gain entry into the PV product manufactured and MSK’s specialization in building-integrated photovoltaic BIPV products. The total consideration for the equity interest was approximately $111 million, including direct acquisition costs and certain post-closing adjustments. The acquisition has been accounted for as a purchase business combination. The excess purchase price over the fair values was recorded as goodwill. The fair value assigned to intangible assets acquired was based on estimates and assumptions determined by management. In performing the purchase price allocation, the Company considered, among other factors, its intention for future use of the acquired assets, analyses of historical financial performance, and estimates of future performance of MSK’s products. Since the Company acquired MSK for the advantage of MSK’s nationwide sales and marketing platform in Japan, there is an expectation to leverage and to grow market share. A significant amount of residual enterprise revenue implies there will also be new customer revenue.

The Company’s Consolidated Financial Statements include the results of operations of MSK since its acquisition in August 2006. The Company also agreed to acquire all or a substantial portion of the remaining equity interest of MSK by issuing shares of the Company’s common stock to MSK’s minority shareholders. The consideration of the remaining 33.12% equity will be determined on the basis of MSK’s ability to achieve certain revenue and net income margin targets (the “second closing”). The price per share of the Company’s common stock

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

to be exchanged to MSK’s minority shareholders will be equal to $29.00 per share. The Company expects to complete the acquisition of the remaining 33.12% in the first half of 2008.

The acquired assets and liabilities were recorded at their fair value at the date of acquisition.

The purchase price was allocated as follows:
Net tangible assets assumed	$6,120,637
Intangible assets:
Trade Name	41,467,494
Patents and Technology	18,849,389
Customer Relationships	15,399,562
Backlog	231,921
Goodwill	29,395,415

Total consideration	$111,464,418

The following unaudited pro forma financial information presents the combined results of operations of the Company and MSK as if the acquisition had occurred as of the beginning of 2006. The pro forma financial information includes certain purchase accounting related entries and is not necessary indicative of the actual results of operations that might have occurred, nor is it necessarily indicative of expected results in the future.

Year Ended
Income Statements Data:	December 31, 2006
(In thousands, except
per share amounts, — UNAUDITED)

Pro forma revenue	$669,777
Pro forma net income applicable to common shareholders	$101,674
Pro forma per share amounts:
Basic income per share	$0.68
Diluted income per share	$0.65

4.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2006	2007

Raw materials	$99,207,563	$79,081,860
Work-in-process	2,709,301	27,506,688
Finished goods	98,375,030	69,584,662

	$200,291,894	$176,173,210

5.	ACCOUNTS RECEIVABLE AND OTHER RECEIVABLE

The Company made provisions for doubtful debts of in the aggregate amount of $82,065, $1,311,214 and $1,354,773 during the years ended December 31, 2005, 2006 and 2007 respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

6.	SHORT-TERM INVESTMENTS

During 2007, the Company entered into a 100% principal protected structured deposit amounting to $48 million linked to an international investment Fund. The structured deposit has a long term stated maturity date, however does contain a liquidity provision. In addition, the structured deposit is puttable to the issue bank, callable by the issue bank and provides a daily liquidity feature. This short-term investment also collateralizes lines of credit with the same financial institution. A gain of $3.1 million at December 31, 2007 related to this structured deposit has been recorded as investment income for the year then ended.

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2006	2007

Cost
Land	$2,267,873	$953,327
Buildings	26,058,451	49,053,672
Leasehold improvements	2,470,245	3,970,307
Plant and machinery	72,134,562	135,683,564
Furniture, fixtures and equipment	8,353,021	17,502,488
Motor vehicles	1,084,793	1,594,616
Construction in process	19,969,217	121,528,597

Total	132,338,162	330,286,571
Less: Accumulated depreciation	(18,588,303)	(37,299,603)

Property, plant and equipment, net	$113,749,859	$292,986,968

Depreciation expense was $3,666,943, $10,109,019 and $17,553,904 for the years ended December 31, 2005, 2006 and 2007, respectively.

The construction in process primarily represents the construction of thin film plants, administrative buildings, and expansion of existing PV cell capacities.

The Company conducts a major part of its operations from leased machinery and equipments in Japan. Wuxi Suntech also use certain leased equipments. Detail information is separately disclosed in note 18.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

8.	INTANGIBLE ASSETS, NET

Net acquired intangible assets, consist of the following:

	At December 31,
	2006	2007

At cost or at fair value on acquisition date
Trade name	$40,203,280	$41,949,169
Patents and technology	18,274,729	19,068,337
Customer relationship	14,930,077	15,578,439
Technical know-how	1,696,016	1,949,960
Land use rights	2,130,437	12,038,708
Others	590,709	539,610

Total	77,825,248	91,124,223
Less: Accumulated amortization	(2,073,819)	(5,157,190)

Total	$75,751,429	$85,967,033

At inception, certain shareholders agreed to contribute approximately $6.4 million for an 80% interest in Wuxi Suntech and the other shareholder agreed to contribute unpatented technical know-how for a 20% interest. The implied fair value of the unpatented technical know-how was approximately $1.6 million. The unpatented technical know-how was a contractual provision between Dr. Shi, the founder, chairman of the board of directors and the chief executive officer of the Company, and the remaining equity interest holders at the formation of Wuxi Suntech.

Amortization expense for the years ended December 31, 2005, 2006 and 2007 were $206,110, $1,263,978 and $2,906,959, respectively.

For each of the next five years, annual amortization expenses of the above intangible assets will be approximately $3,030,854.

9.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 were as follows:

	2006	2007

Beginning of year	$135,343	$28,551,652
Goodwill acquired during the year	29,395,415	—
Goodwill written-off due to liquidation of a subsidiary	(83,594)	—
Translation	(895,512)	1,241,240

Ending of year	$28,551,652	$29,792,892

Management performs goodwill impairment test on annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount and determine whether there is goodwill impairment by the reporting unit. Impairment tests of 2006 and 2007 did not result in any adjustments to the carrying values of goodwill.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

10.	INVESTMENTS IN AFFILIATES

During April 2005, the Company acquired a 25% equity interest in Jiangsu Huariyuan Electronics Technology Co., Ltd. (“Jiangsu Huariyuan”) for a purchase price of $905,837. Due to its 25% voting interests in Huariyuan, the Company accounts for this investment using the equity method of accounting. The Company’s equity in earnings of this affiliate is recognized in the income statement. The Company’s equity in net income (loss) of Jiangsu Huariyuan amounted to $121,408, $1,013,058 and ($698,588) for the years ended December 31, 2005, 2006 and 2007, respectively.

11.	LONG-TERM PREPAYMENTS

Long-term prepayments consist of the following:

	At December 31,
	2006	2007

Warrants granted to a supplier	$117,827,772	$115,192,016
Long term prepayment to suppliers	13,291,692	45,145,407
Deposits	1,194,554	960,014
Others	—	363,916

Total	$132,314,018	$161,661,353

On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has a “take or pay” obligation to purchase the yearly minimum quantities over a 10-year period starting from January 1, 2007 at a pre-determined fixed price. The Company granted to the supplier on a separate legal document from the 10-year supply agreement a warrant to purchase 7,359,636 ordinary shares of the Company. The exercise price was set at $27.97 per each warrant share. This warrant was immediately vested on the grant date, and is exercisable in 5 separate 20% annual increments, with the first 20% annual increment being exercisable commencing on January 1, 2008. Each additional (20%) annual increment shall become exercisable on January 1, 2009, January 1, 2010, January 1, 2011 and January 1, 2012, respectively.

The fair market value of this ordinary shares purchase warrant was determined by management on the grant date, using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions.

At July 25,
2006

Average risk-free rate of return	5.559%
Weighted average expected holding period of the Warrant	5.94 years
Volatility rate	68%
Dividend yield	0%

The fair value of the warrant was initially recorded in the consolidated balance sheet, and amortization of the asset started with delivery in January 2007. The remaining balance will be amortized over the life of the supply contract, which is 10 years, in accordance with the actual delivery volume over the total contracted delivery volume. As of December 31, 2007, the Company has amortized $2,635,756 in warrant cost and recorded this amount in cost of revenues. The unamortized outstanding balance was $115,192,016 as of December 31, 2007.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

12.	LONG-TERM LOANS TO SUPPLIERS

Long-term loans to suppliers consist of the following:

	At December 31,
	2006	2007

Supplier A	$22,245,544	$89,816,287
Supplier B	—	10,492,307
Supplier C	—	3,000,000

Total	$22,245,544	$103,308,594

In connection with transaction specified in Note 11, as part of the agreement, the Company also agreed to loan the supplier A an aggregate amount of $625 million over the course of the agreement, as a means of securing the Company’s obligations to the supplier. The supplier shall use the loan to expand its manufacturing capacity in connection with this agreement. The loan shall be repaid by the supplier, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount). If the Company failed to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, the supplier may retain a portion of the loan up to the purchase shortfall. As of December 31, 2007, the Company loaned $87,500,000 to the supplier and $2,316,287 has been accrued and charged as imputed interest for the interest free loan. Imputed interest was computed using the weighted average interest rate of 3.70% for comparable long-term supplier borrowings.

As of December 31, 2007, the Company provided a loan to supplier B for $10 million as a means of securing long term supply of materials. Supplier B agreed to grant the Company an option to (1) offset the advanced payment to the payment for purchase of polysilicon products under the Supply Contract, without accrued interest thereof or (2) purchase a 20% shareholder interests in supplier B with its anticipated total registered share capital of USD$50,000,000 for nil consideration and waive the advanced payment. The Company recorded approximately $492,307 for imputed interest for the interest free loan. Imputed interest was computed using the weighted average interest rate of 5.38% for comparable long-term supplier borrowings. The imputed interest would be amortized along with the supply schedule, which is supposed to begin in 2008. The Company has not exercised either option under this agreement.

As of December 31, 2007, the Company provided an interest free loan to supplier C for $3 million for acquiring silicon materials for the Company. Since the delivery schedule under the specific contract began in 2007, approximately $112,880 has been recorded as cost of goods sold as was imputed interest income for an equal amount. Imputed interest was computed using the weighted average interest rate of 5.02% of comparable long-term supplier borrowings.

13.	OTHER NON-CURRENT ASSETS

Other non-current assets mainly consists of $10.8 million investment deposits paid to Glory Silicon Technology (Hong Kong) Co., Ltd. (“HK Glory”). The Company is currently in the process of negotiating with the current shareholders of HK Glory to agree the percentage of equity interest in HK Glory. This deposit was originally invested in a subsidiary of HK Glory, Zhenjiang Glory Silicon Co., Ltd.

14.	CONVERTIBLE NOTES

In February 2007, the Company issued, in a private placement, US$425 million aggregate principal amount of Convertible Senior Notes due February 15, 2012, with an interest rate of 0.25% (“Convertible Notes” or “Notes”). Each $1,000 principal amount of the Notes will initially be convertible into 20.5074 American Depository Shares, or ADSs, par value $.01 per share at a conversion price of $48.76, subject to adjustment. The Notes are convertible,

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

at the option of the holder, prior to February 15, 2010, upon occurrence of specified events, including but not limited to a change in control, or if after any calendar quarter ending after March 31, 2007, the closing sales price of the Company’s ADSs for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price of the notes in effect on the last trading day of the immediately preceding calendar quarter; (2) the notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) if the average trading price per $1,000 principal amount of the notes during the note measurement period was equal to or less than 97% of their average conversion value during the note measurement period; (3) the notes will be convertible upon the occurrence of specified corporate transactions as defined in the agreement; (4) the notes will be convertible if we have called the notes for redemption; and (5) the notes will be convertible from, and including, January 15, 2010 to, and including, the third business day preceding February 15, 2010, and from, and including, November 15, 2011 to, and including, the third business day preceding their maturity date. On the issuance date, February 12, 2007, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the Notes, solely to cover over-allotments.

On or after February 15, 2010, the holders have the right to require the Company to repurchase all or a portion of their notes at a repurchase price equal to 100% of the principal amount of Notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. The Company will have the right to redeem the Notes in whole or in part, at any time or from time to time, on or after February 15, 2010 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Interest on the notes will be paid semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2007.

Offering expenses incurred for issuing of Convertible Notes amounted to $14.4 million, and is amortized through interest expense over the beneficiary period from February 2007 to the first put date, or January 2010 using the effective interest rate method. These capitalized costs are reported as deferred assets in other long-term assets. Total expense of $4.2 million relative to the deferred charges has been recorded for the year ended December 31, 2007.

The Company used the proceeds from the issuance of the convertible notes for general corporate purposes, strategic uses, repayment of MSK obligations and working capital requirements.

15.	BANK BORROWINGS

	At December 31,
	2006	2007

Bank borrowings	$307,841,136	$341,834,479

Analysis as:
Short-term	263,782,413	309,936,779
Long-term, current portion	24,402,583	11,225,800

Subtotal	288,184,996	321,162,579
Long-term portion	19,656,140	20,671,900

Total	$307,841,136	$341,834,479

The Company’s short-term bank borrowings outstanding as of December 31, 2007 bore an average interest rate of 5.08% and 4.32% in 2006 per annum. These loans are borrowed from various financial institutions and represent the maximum amount of each facility. These loans do not contain any financial covenants or restrictions. The borrowings have one year terms and expire at various times throughout year 2008.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

The Company has a long-term credit facility (“Credit Facility”) with Industrial and Commercial Bank of China. The Credit Facility does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $6,178,950 (RMB50,000,000), of which $2,471,587 (RMB20,000,000) was borrowed on March 31, 2005; and an additional $3,707,370 (RMB30,000,000) was borrowed on September 26, 2005. The debt does not require any collateral or guarantee. The Credit Facility provides for a three-year term expiring on March 28, 2008 at an interest rate of 5.76% per annum for the first drawing of $2,471,587 (RMB20,000,000) and 6.336% per annum for the second drawing of $3,707,370 (RMB30,000,000) in the first year, and at market rate for the subsequent years. The total outstanding balance under the Credit Facility is $3,707,370 and $1,369,000 (RMB10,000,000) as of December 31, 2006 and 2007, respectively and bears interest at the market rate of 5.76%.

The Company has a long-term credit facility (“Credit Facility”) with Construction Bank of China. The Credit Facility does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $16,518,600 (RMB126,000,000), of which $11,799,000 (RMB90,000,000) was drawn down on February 25, 2007; and the remaining $4,719,600 (RMB36,000,000) was drawn down on May 14, 2007. The Credit Facility bears an interest rate of 6.30% per annum for the first tranche of $11,799,000 (RMB90,000,000) and 6.24% per annum for the second tranche of $4,719,600 (RMB36,000,000). In addition, The Company also has two long-term credit facilities with Bank of Communication. One Credit Facility is restricted to purchase fixed assets as opposed to working capital needs. The maximum borrowing amount of the Fixed Assets Credit Facility is $6,565,550 (RMB50,000,000), all of which was drawn on April 16, 2007. The Credit Facility bears an interest rate of 6.24% per annum. The other Credit Facility with Bank of Communication, does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $11,817,990 (RMB90,000,000), $7,878,660 (RMB60,000,000) of which was drawn down on March 23, 2007. The Credit Facility bears an interest rate of 6.24% per annum.

In 2007, the Company repaid the outstanding balance of principal and accrued interest on the loan between MSK and a syndicate of banks by Sumitomo Mitsui Banking Corporation of $12,775,600, the outstanding syndicate long-term loan and interest with a group of banks totaling $7,648,550 and four outstanding corporate bonds issued by MSK totaling $12,033,063.

As of December 31, 2007, the principal maturities of debt are as follows, which includes the 0.25% Convertible Senior Notes of US$500 million due 2012.

Maturity	Amount

2008	$321,162,579
2009	20,671,900
2012	500,000,000

Total	$841,834,479

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

16.	ACCRUED WARRANTY COSTS

The Company’s accrued warranty costs are based on the Company’s best estimates of product failure rates and costs to repair. The movement of Company’s accrued warranty costs is summarized below:

	At December 31,
	2006	2007

Beginning balance	$2,619,104	$8,845,356
Increase due to acquisition of a subsidiary	1,823,605	—
Warranty provision	4,446,366	13,871,957
Warranty costs incurred	(43,719)	(211,242)

Ending balance	$8,845,356	$22,506,071

17.	OTHER FINANCIAL ASSETS/LIABILITIES

	At December 31,
	Current		Non-current
	2006	2007	2006	2007

Other financial assets:
Derivative (not under hedge accounting)
Interest rate swaps	$—	$—	$1,843	$—
Foreign currency swaps	—	—	1,207,714	—
Foreign exchange forward contracts	—	10,569,529		—
Structured warrants	1,521,604	—	—	—

	1,521,604	10,569,529	1,209,557	—

Other financial liabilities:
Derivative (not under hedge accounting)
Interest rate swaps	—	—	(3,362,246)	—
Foreign currency swaps	—	—	(37,415)	—
Foreign exchange forward contracts	—	(12,316,560)	—	—
USD/JPY structured hedging products	(2,016,756)	—	—	—

	$(2,016,756)	$(12,316,560)	$(3,399,661)	$—

18.	CAPITAL LEASE OBLIGATIONS

The Company conducts a major part of its operations under leased machinery and equipments in Japan.

The Company has entered into leases for machinery and equipment with payment terms varying from 3 years to 7 years. All of the leases of machinery and equipment are classified as capital lease and expire over the next 7 years.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

The following is and analysis of the leased property under capital leases by major classes:

December 31, 2007

Machinery and equipment	$4,924,177
Furniture, fixtures and equipment	1,182,175

Total	6,106,352

Less: Accumulated depreciation	(2,602,752)

Total	$3,503,600

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2007:

At December 31, 2007

2008	$2,231,820
2009	1,942,288
2010	1,093,598
2011	199,818
2012	14,818
Later years	5,639

Total minimum lease payments	5,487,981
Less: Amount representing interest	(221,853)

Present value of net minimum lease payments	$5,266,128
Analysis as:
Current	2,231,820
Non-current	3,256,161

$5,487,981

The above capital lease obligations are included in other liabilities and other long term liabilities in the balance sheet.

19.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATON

(a)	China Contribution Plan

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits were $492,053, $781,351 and $1,994,663 for the years ended December 31, 2005, 2006 and 2007, respectively.

(b)	Statutory Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Company in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. No appropriation was made by the subsidiaries in 2005, 2006 and 2007.

(c)	Other

Pursuant to the board resolutions in August 2005 and March 2006, retained earnings of $4,999,998 and $8,000,000 were transferred and declared as the registered capital of Wuxi Suntech. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company and continue to be grouped under retained earnings.

Pursuant to the board resolutions in 2007, retained earnings of $33,330,000, $48,000,000 and $23,450,000 were transferred and declared as registered capital of Sunergy Power, Suntech Power and SEE, respectively. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company and continue to be grouped under retained earnings.

20.	EMPLOYEE BENEFIT PLANS

As described in note 19 (a), employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. In addition, the Company is required by law to contribute approximately 9.2%, 12%, 2% and 1.5% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed for medical insurance benefits were $106,541, $103,437 and $435,997 for the years ended December 31, 2005, 2006 and 2007, respectively. The amounts contributed for housing funds were $83,670, $158,811 and $344,533 for the years ended December 31, 2005, 2006 and 2007, respectively. The amounts contributed for other benefits were $301,882, $519,102 and $1,214,133 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company has an unfunded noncontributory defined benefit pension plan that covers its Japanese employees and directors. The plan provides defined benefits based on years of service and final monthly pensionable salary. The Company used a December 31, 2007 measurement date for this plan. The unfunded retirement benefit pension plans covers substantially all of its employees of MSK Corporation and certain subsidiaries. The benefits are in the form of lump-sum payments and are based on final monthly pensionable salary, years of service and position.

This noncontributory plan mainly represents the Employees’ Pension Fund (“EPF”) plan, composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on non-contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries. There are no plan assets in this plan.

Information about the component of net periodic EPF of MSK at December 31, 2006 and 2007 are as follows:

	2006	2007

Company service cost	$247,659	$160,336
Interest cost	26,400	50,156

Net periodic EPF cost	274,059	210,492

FAS-88 event gain	—	$(159,486)

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

The liabilities are affected by changing market conditions, as well as when actual plan experience is different than assumptions. Such events result in gains and losses. In 2007, MSK sold their Fukuoka plant and terminated employees which resulting in a curtailment and settlement gain under FAS-88.

The following table sets forth the projected benefit obligation and funded status at December 31, 2006 and 2007.

	At December 31,
	2006	2007

Change in Projected Benefit Obligation (PBO):
PBO	$3,453,690	$3,718,394
Service cost	247,659	160,336
Interest cost	26,400	50,156
Actuarial gain	(8,666)	(49,570)
Curtailment	—	(344,018)
Benefits paid	(689)	(94,259)
Translation	—	152,363

PBO	$3,718,394	$3,593,402
Change in accrued pension cost:
Accrued pension cost	(3,453,690)	(3,718,394)
FAS-87 net periodic pension cost	(265,393)	(210,492)
Actual benefits paid by MSK	689	94,259
FAS 88 Event gain	—	159,486
Translation	—	81,739

Accrued pension cost	$(3,718,394)	$(3,593,402)

Estimated Future Benefit Payments

The following benefit payments covering the EPF pension plan have been projected based on benefits earned to date and the expectation that certain future service will be earned by currently active employees:

Pension

2008	3,426,062
2009	3,570
2010	4,253
2011	11,068
2012	7,630
2013 - 2017	69,169

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

Net Periodic Benefit Cost Assumptions

Significant assumptions used in determining net periodic benefit cost for the years ended December 31, 2006 and 2007 are (in weighted averages):

	December 31,
	2006	2007

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	2.0%	2.0%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	2.0%	2.0%

MSK determines the expected return based on historical returns and estimated future returns.

21.	SHARE OPTIONS

The Company adopted SFAS 123R as of January 1, 2006 using the modified prospective method described in the accounting standard. SFAS 123R requires the cost of stock options and equity awards to be measured at fair value on the grant date and recognized in the income statement. The consolidated financial statements for the two years ended December 31, 2006 and 2007 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include the impact of SFAS 123R.

In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company to provides grants of share-based compensation as incentives and rewards to encourage employees, officers, consultants and directors in the long-term success of the Company. As of December 31, 2007, options to purchase not more than 13,503,991 ordinary shares are authorized under the Option Plan. Under the terms of the Option Plan, share options and restricted stock are granted to employees at exercise prices equal to the fair market value of ordinary shares on the date of grant and have a term of 5 years. Generally, share option grants to employees vest over 3 years from date or grant while certain options granted vest immediately. Restricted stock generally vests over periods from 1 to 5 years. The Company issues new shares of common stock upon the issuance of restricted stock and the exercise of stock options. As of December 31, 2007, options to purchase 11,646,049 ordinary shares were granted. 2,640,999 of those options and restricted shares were exercised and 83,334 of those options were forfeited during the years ended December 31, 2007. As of December 31, 2007, 1,857,942 shares were authorized and available for further grants of share-based awards.

Share-based compensation cost was approximately $16.7 million, $12.9 million and $24.2 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Options to Employees

On September 5, 2005, the Company granted options to acquire 5,910,000 ordinary shares to certain directors and employees. One-third of these options vested on December 31, 2005 and September 5, 2007, respectively. One-third of the options will vest on September 5, 2008. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option.

On September 1, 2006, the Company granted options to acquire 120,000 ordinary shares to certain employees. 46,666 of these options vested on September 5, 2006. 36,667 of the options vested on September 5, 2007, and

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

36,667 of the options will vest on September 5, 2008. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option.

On November 19, 2006, the Company granted options to acquire 516,666 ordinary shares to certain directors and employees. One-third of these options vested on November 19, 2007. One-third of these options will vest on each of November 19, 2008 and 2009, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $27.000 per option.

The following assumptions were used in the Black-Scholes option pricing model:

	Year Ended December 31, 2005 and 2006
				Options to	Options to
	Options to Employees			Consultants	Contributors
	Granted on	Granted on	Granted on
	September 5, 2005	September 1, 2006	November 19, 2006

Average risk-free rate of return	4.460%	5.040%	5.178%	4.264%	4.160%
Weighted average expected option life	3.35 years	1.55 years	3.50 years	1.47 years	3.50 years
Volatility rate	80%	49.41%	55.80%	70%	80%
Dividend yield	0%	0%	0%	0%	0%

Expected volatility is based on the standard deviation of the Company’s daily stock prices. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk-free rate of return is based on the US treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

A summary of the option activity and information regarding options outstanding as of December 31, 2007 is as follows:

			Weighted Average	Aggregate
	Number of	Weighted Average	Remaining	Intrinsic
	Options	Exercise Price	Contract Life	Value

Options outstanding on January 1, 2007	8,272,267	6.5949	3.6 years	19,706,016
Granted	—	—	N/A	N/A
Forfeited	(83,334)	6.9220	N/A	N/A
Exercised	(2,440,999)	4.5836	N/A	5,078,400

Options outstanding on December 31, 2007	5,747,934	7.4443	2.7 years	15,118,402

Option vested or expected to vest at December 31, 2007	11,017,284	5.8692	2.6 years	23,835,565

Option exercisable at December 31, 2007	1,987,577	8.2375	2.8 years	6,987,199

The weighted average fair value of options granted during the years ended December 31, 2005 and 2006 was $6.9220 and $13.9772, respectively. No options were granted to employees during the year ended December 31, 2007.

The total fair value of options vested for the years ended December 31, 2005, 2006 and 2007 was $14,215,356, $2,887,825 and $17,788,880, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

As of December 31, 2007, there was $17,010,278 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the options and restricted share Plans, which is expected to be recognized over a weighted-average period of 0.65 years.

The following table summarizes information with respect to share options outstanding on December 31, 2007:

	Options Outstanding
		Weighted Average		Aggregate	Options Exercisable
	Number	Remaining	Weighted Average	Intrinsic	Number	Weighted Average	Aggregate
	Outstanding	Contractual Life	Exercise price	Value	Exercisable	Exercise Price	Intrinsic Value

Ordinary shares:
May 6, 2005	1,414,802		$2.3077	—	—	—	—
September 5, 2005	3,820,298		$6.9220	14,318,477	1,855,854	$6.9220	6,955,741
September 1, 2006	38,168		$6.9220	799,925	1,501	$6.9220	31,458
November 19, 2006	474,666		$27.0000	—	130,222	$27.0000	—

	5,747,934	2.7 years		15,118,402	1,987,577		6,987,199

The company uses a Black-Scholes-Merton option-pricing model to estimate the fair value of each non-qualified stock option grant. The use of a valuation model requires the company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the company’s stock price. In accordance with Staff Accounting Bulletin 107 (SAB 107), for all share-based compensation awards granted after December 31, 2007, the average expected life will be based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Currently, it is based on the simplified approach provided by SAB 107. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant.

Options to Non-employees

On May 6, 2005, the Company granted 455,000 share options to its external consultants in exchange for reorganization advisory services, and 4,244,383 share options to certain individuals (the “Contributors”) who contributed capital to one of the Company’s shareholders, Million Power, a portion of which proceeds were ultimately loaned to the Company in order to effect the reorganization. The exercise price of these options is $2.3077 per option. The options granted to the external consultants vest immediately while the options granted to the contributors vest over a three year period. On September 5, 2005, the Company granted 200,000 options to certain consultants for services previously provided. One-third of these options vested on December 31, 2006 and September 5, 2007, respectively. One-third of the options will vest on September 5, 2008. These options were granted with an exercise price of $6.922 per option. The Company recorded compensation expense of $7.2 million in 2005 upon issuance and vesting to these non-employees.

Options to a Supplier

On March 5, 2007, April 2, 2007, July 2, 2007 and October 1, 2007, the Company granted 50,000 share options to one supplier respectively and 200,000 shares in total in exchange for wafer supplies. The exercise price of these options was $7.00 per option. The options were vested and exercisable on the grant date. The Company recorded the related grant date fair value of these options in cost of revenue of $1,344,000, $1,374,000, $1,539,000 and $1,746,500 in each quarter respectively, for the year ended December 31, 2007.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

The following assumptions were used in the Black-Scholes option pricing model:

	Year Ended December 31, 2007
	Granted on	Granted on	Granted on	Granted on
	March 5, 2007	April 2, 2007	July 2, 2007	October 1, 2007

Average risk-free rate of return	4.900%	5.040%	5.020%	4.150%
Weighted average expected option life	0.25 years	0.25 years	0.25 years	0.25 years
Volatility rate	56.00%	57.58%	61.23%	64.79%
Dividend yield	0%	0%	0%	0%

Restricted Shares to Employees

On November 19, 2006, the Company granted 401,000 restricted shares to certain employees. For 80,000 restricted shares granted to an internal consultant, one-fifth of these shares vested immediately on November 19, 2006, one-fifth vested on November 19, 2007, and one-fifth of those shares will vest on each of November 19, 2008, 2009 and 2010, respectively. For the remaining 321,000 restricted shares to certain employees, one- fifth of these shares vested on November 19, 2007, and one-fifth of these shares will vest on each of November 19, 2008, 2009, 2010 and 2011, respectively.

On November 13, 2007, the Company granted 138,500 restricted shares to certain employees. For 30,000 restricted shares granted to an employee, one-fifth of these shares vested immediately on November 13, 2007. For the remaining 108,500 restricted shares to certain employees, one-fifth of these shares will vest on each of November 13, 2008, 2009, 2010, 2011 and 2012, respectively.

These shares were granted in anticipation of services to be provided during the respective vesting periods. The Company accounts for restricted shares in accordance with SFAS No. 123R, and records the fair value of non-vested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period.

The following table summarizes the activity of unvested restricted stock shares (“Share-Based Awards”) during the year ended December 31, 2007:

	Number of	Weighted Average
	Restricted Shares	Price at Grant Date

Unvested at January 1, 2007	385,000	$27.00
Granted	138,500	59.70
Vested	(78,200)	29.51
Forfeited/expired	(40,000)	27.00

Unvested at December 31, 2007	405,300	$37.69

The Company granted nil and 401,000 restricted shares during the years ended December 31, 2005 and 2006, respectively, with an aggregate grant-date fair value of approximately nil and $10.8 million, respectively. During the years ended December 31, 2005 and 2006, respectively, nil and 16,000 shares of restricted stock vested with a total grant date fair value of nil and $432,000.

As of December 31, 2007, there was $11.6 million of total unrecognized compensation cost related to unvested Share-Based Awards to be recognized over a weighted-average period of 3.9 years.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

Accounting for Supplier Warrants

In July 2006, the Company issued warrants to purchase 7,359,636 ordinary shares to a supplier as part of a long term “take or pay” arrangement. The fair value of the warrants was approximately $117.8 million at the date of grant, estimated using the Black-Scholes-Merton option pricing formula. Determining the fair value of the warrant charge requires input of highly subjective assumptions, including the expected contractual life of the award and the price volatility of the underlying shares. The assumptions used in calculating the fair value of the warrants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

22.	OTHER INCOME (EXPENSE)

	Year Ended December 31,
	2005	2006	2007

Foreign currency exchange gain (loss), net	$(883,541)	$2,007,882	$3,463,868
Government grants	100,028	210,672	1,682,893
Loss on financial derivatives	—	(567,664)	(3,701,748)
Investment income	—	—	3,120,000
Other	25,268	408,454	(880,540)

	$(758,245)	$2,059,344	$3,684,473

23.	TAXES BENEFIT (EXPENSE)

The tax benefit (expense) comprises:

	Year Ended December 31,
	2005	2006	2007

Current Tax	$(4,398,058)	$(10,140,321)	$(19,334,221)
Deferred Tax	645,379	2,952,413	6,100,100

	$(3,752,679)	$(7,187,908)	$(13,234,121)

Suntech Power is a tax exempted company incorporated in the Cayman Islands.

Suntech Hong Kong is a tax exempted company incorporated in the BVI.

MSK Corporation, incorporated in Japan, is subject to corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, resulted in a normal effective statutory tax rate of approximately 40.69%.

Suntech America is subject to U.S federal corporate income tax of 35%, and also entitled to the state of Maryland income tax rate of 7%. The state income tax paid is deductible for US federal income tax purposes.

Power Solar System Pty Limited, or PSS, is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0%, on any income and capital gains derived by PSS.

Suntech Cyprus is located in Cyprus, it has no operation and is subject to a basic corporate tax rate of 10%.

Suntech Singapore is located in Singapore and is subject to a flat rate of 18% on its chargeable income.

Suntech Swiss is located in Zurich of Switzerland and is subject to a federal corporate income tax of approximately 9%.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

Suntech Solution is subject to U.S federal corporate income tax of 35%, and also entitled to the state of California income tax rate of 8.84%.

Suntech Australia is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0% on any income.

The major operating subsidiary, Wuxi Suntech, is governed by the Foreign Income Tax Law of PRC (“Foreign Income Tax Laws”). The standard statutory income tax rate in the PRC is 33% (30% of state income tax plus 3% of local income tax). As preferential tax treatment of Wuxi Suntech as “High and New Technology” company has been granted with the relevant tax authorities in June of 2005, it is entitled to a preferential tax rate of 15%. Pursuant to the PRC Income Tax Laws, the high and new technology company status needs to be reviewed and approved every two years. Further, as a manufacturing-oriented Foreign Invested Enterprise (“FIE”), it is entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years (from 2003 to 2004), and a 50% tax deduction for the succeeding three years thereafter (from 2005 to 2007).

Luoyang Suntech is located in Luoyang high and new technology zone. This company is subject to a preferential tax rate of 15% as it is qualified as the “high and new technology enterprise”. As a manufacturing-oriented Foreign Invested Enterprise (“FIE”), it is entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years (from 2007 to 2008), and a 50% tax deduction for the succeeding three years thereafter (from 2009 to 2011).

Qinghai Suntech is located in Xining Economics Development Zone, Qinghai province. It is entitled a statutory income tax rate of 15% in 2007. The local government also granted Qinghai Suntech a tax refund scheme starting from 2003. The refund was conducted on annual basis for seven consecutive years. The annual refund amount is equal to 100% of Qinghai Suntech’s yearly income tax liability from 2003 to 2007 and 50% of Qinghai Suntech’s income tax liability from 2008 to 2009.

Sunergy Power is a manufacturing-oriented FIE located in the Wuxi high-tech zone. Sunergy Power’s first profitable year was 2007 and was subject to an applicable enterprise income tax rate of 24%. In addition, as a manufacturing-oriented FIE, Sunergy Power will be entitled to a tax exemption from the income tax from 2008 to 2009 and a 50% reduction in the income tax rate for the succeeding three years thereafter from 2010 to 2012. After December 31, 2007, Suntech Power would be subject to a preferential enterprise income tax rate of 15.0% if this company obtains the “high and new technology enterprise” status under the new tax law. This company expects that it will apply for the “high and new technology enterprise” status that will allow it a 15% tax rate under the new tax law.

Shenzhen Suntech Power Co., Ltd. is located in the Shenzhen Special Zone and is subject to an income tax rate of 15%.

Jiangsu Suntech Energy Technology Research Co., Ltd. is subject to income tax rate of 33%.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. However, the Tax Law does not define the term “de facto management bodies.” Substantially all of the Company’s management is currently located in China. If they remain located in China after January 1, 2008, the offshore companies may be considered PRC resident enterprises and, therefore, subject to the PRC enterprise income tax at the rate of 25% on worldwide income effective January 1, 2008.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. If the Company is deemed to be a PRC “resident enterprise”, dividends distributed from the Company’s PRC subsidiaries to the Company’s BVI company and ultimately to the Company’s Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

Under the Tax Law, domestically-owned enterprises and foreign-invested enterprises (FIE) are subject to a uniform tax rate of 25%. While the Tax Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment (i.e. tax rate of 15%) would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, whether domestically-owned enterprises or FIEs. The Tax Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the Tax Law and which were entitled to a preferential lower tax rate and tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the new Tax Law, may continue to be enjoyed until the end of the holiday.

Effective January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The adoption of FIN 48 has reduced the retained earnings as of January 1, 2007, by $741,198, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other long-term liabilities in the consolidated balance sheet. The company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in the future periods. In accordance with the Company’s policies, it accrued and classified interest and penalties related to unrecognized tax benefits as a component of our income tax provision. The amount of interest and penalties as of January 1, 2007 was approximately $53,000, and the additional interest and penalties as of December 31, 2007 was immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

A reconciliation of the company’s unrecognized tax benefit from January 1, 2007 to December 31, 2007 is provided in the following table:

2007
(Dollars in
thousands)

Balance as of January 1, 2007	$741
Increases resulting from currency translation	60

Balance as of December 31, 2007	$801

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance). In the

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to 2007, the Company, excluding the US subsidiary, is subject to examination of the PRC tax authorities.

The U.S. subsidiary’s federal income tax returns for 2006 to 2007 and Maryland state income tax returns for 2006 through 2007 are open tax years, subject to examination by the relevant tax authorities.

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2006	2007

Net loss carried forward	$17,403,939	$13,138,758
Accrued warranty costs	2,850,329	5,899,931
Depreciation of property, plant and equipment	1,585,750	2,387,814
Provision for valuation loss of inventories	1,598,007	1,106,429
Provision for pension	1,513,014	1,462,155
Government grant	361,519	1,051,437
Pre-operating expense	7,181	37,644
Sales commission fee	—	1,079,509
Accrued other expenses	—	904,589
Intangible assets	(29,551,104)	(29,663,829)
Capital lease	(624,723)	(272,095)
Unrealized fair value adjustments	—	(1,142,025)
Others	141,392	58,964

	(4,714,696)	(3,950,719)
Valuation allowance	(20,919,629)	(16,441,745)

	(25,634,325)	(20,392,464)

Deferred tax assets are analyzed as:
Current	393,518	2,828,198
Non-Current	3,704,916	7,783,677

	4,098,434	10,611,875
Deferred tax liabilities are analyzed as:
Current	—	(1,142,025)
Non-current	(29,732,759)	(29,862,314)

	(29,732,759)	(31,004,339)

Total	$(25,634,325)	$(20,392,464)

In assessing the realizability of deferred tax assets, the Company consider whether it is more likely than not that some portion or all of the deferred tax assets will no be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believe it is more likely than not that the Company will realize the benefits of these deductible differences, net to the existing valuation allowances at

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The effective income tax rate different from the PRC enterprise income rate of 33% for the reason set forth as follows:

	Year Ended December 31,
	2005	2006	2007

PRC Enterprise Income tax	33%	33%	33%
Effect of different tax rate of subsidiaries	—	(1)%	(1)%
Losses with no tax benefit	20%	3%	4%
Other expenses not deductible for tax purpose	2%	2%	1%
Other income not taxable	—	—	(3)%
Tax exemption and tax relief granted to the Company	(44)%	(30)%	(26)%
Deferred tax effect due to tax rate change	—	—	(1)%

	11%	7%	7%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2005	2006	2007

The aggregate dollar effect (in thousands)	15,089	32,094	47,925

Per share effect — basic	$0.16	$0.22	$0.32

Per share effect — diluted	$0.13	$0.21	$0.28

24.	RELATED PARTY TRANSACTIONS AND BALANCES

The amounts due to related parties as of December 31, 2007 includes: 1) amount payable to Jiangsu Zhongneng Silicon Industry Technology Development Co., Ltd. (“JS Zhongneng”), an associate company of one of the Company’s directors, for material purchase and 2) advances from senior management, the advances from senior management are unsecured, interest free and have no fixed repayment terms.

Related Party Transactions:

The Company has the following related party transactions:

During the years ended December 31, 2005, 2006 and 2007, the Company purchased raw materials from Jiangsu Huariyuan for $1,142,692, $2,827,509 and $222,082, respectively.

The Company purchased raw materials from JS Zhongneng for nil, nil and $9,779,162 during the year ended December 31, 2005, 2006 and 2007, respectively.

25.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Rental expense was $170,323, $984,355 and $1,144,597 for the years ended December 31, 2005, 2006 and 2007, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2007 were as follows:

Twelve Months Ending December 31:	$

2008	1,418,960
2009	982,314
2010	637,353
2011	14,392

Total	3,053,019

b)	Commitments

As of December 31, 2007, commitments outstanding for the purchase of property, plant and equipment approximated $117,733,282. The Company has entered into several purchase agreements other than those long-term obligations disclosed in c) with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2007, future minimum purchases remaining under the agreements approximated $223,684,779.

c)	Long-term obligation

On October 14, 2005, the Company entered in to a 10-year supply agreement with a supplier, under which the Company was absolutely and irrevocably required to accept and pay for the contracted volume each year over a 10-year period starting from January 1, 2006 at agreed price adjusted for cost structure changes. In connection with this transaction, the Company made an advance payment of $3.64 million to the supplier which was applied to the purchase commitment pro rata over the term of the contract. The advance payment was included in long-term prepayment until utilized.

On August 30, 2005, MSK entered into a 10-year PV Cell supply agreement with a supplier, under which MSK was absolutely and irrevocably required to accept and pay for the contracted volume each year over a 10-year period starting from January 1, 2006 at agreed price adjusted for cost structure changes. The value of the PV cell to be supplied is approximately $340 million.

On June 24, 2006, MSK entered into a 5-year PV Cell supply agreement with a supplier. The supply started from January 1, 2006 at agreed initial price and the price is adjusted semi-annually according to prevailing market price with certain discount.

On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has the “take or pay” obligation to purchase the contracted minimum volume each year over a 10-year period starting from January 1, 2007 at pre-determined fixed price. The minimum purchase amount over the 10-year contract period is $5.1 billion.

On November 10, 2006, the Company entered into an agreement with a China-based, US-owned leading manufacturer of silicon wafers to purchase silicon wafers over a 5-year period. The contract provides for increased volumes over the course of the term with an annual price review. Based on existing contract prices, the value of the silicon wafers to be supplied is approximately between $475 million and $580 million.

On November 21, 2006, the Company entered into a 5-year supply agreement with one of the world’s largest manufacturer of multi-crystalline silicon wafers for solar applications to purchase silicon wafers in an aggregate amount of approximately $180 million over the next 5 years.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

On December 12, 2006, the Company entered into a 5-year supply agreement with a supplier, under which the Company agreed to purchase raw material in an aggregate amount of approximately $366 million to $670 million over the next 5 years.

On January 16, 2007, the Company entered into an 8-year supply agreement with a supplier, under which the Company agreed to pay up to $124 million to the supplier over an 8-year period starting from January 1, 2008.

On June 13, 2007, the Company entered into a 10-year supply agreement with a supplier, under which the Company agreed to pay up to $678 million to the supplier subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The contract provided for the delivery of predetermined volumes of polysilicon each year at set prices, using a take-or-pay approach, beginning with the first shipment in 2009 and continuing over a ten-year period from the first shipment. The contract also provided for an initial deposit of $2 million to the supplier upon signing and required that the Company make additional prepayments for products in the amount of $45 million.

On August 21, 2007, the Company entered into a 7-year supply agreement with a supplier, under which the Company agreed to purchase between 2,400 metric tons and 3,000 metric tons of product during the period commencing on January 1, 2009 and ending on December 31, 2015.

On September 30, 2007, the Company entered into a 4-year supply agreement with a supplier, under which the Company agreed to purchase 510MW of solar wafer over the next 4 years starting from January 1, 2008.

On October 23, 2007, the Company entered into a 16-year supply agreement with a supplier, under which the Company agreed to purchase raw material in an agreement amount of approximately 1.5 billion over the next 16 years.

The following is a schedule, by year, of future minimum obligation under these long-term supply agreements as of December 31, 2007:

Twelve Months Ending December 31:

2008	$634,779,206
2009	1,052,292,379
2010	1,390,017,686
2011	1,657,500,748
2012	998,968,816
Thereafter	5,234,359,425

Total	$10,967,918,260

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

26.	SEGMENT INFORMATION

The Company operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2005	2006	2007

Europe:
— Germany	$101,590,474	$254,369,393	$685,761,874
— Spain	18,160,446	123,547,435	466,195,894
— Others	41,536,338	43,783,602	43,732,060

Europe Total	161,287,258	421,700,430	1,195,689,828
China	56,399,958	129,704,122	25,715,619
South Africa	488,374	1,910,889	873,621
USA	1,725,002	20,416,008	86,717,709
Japan	—	4,250,585	8,442,955
Others	6,099,558	20,888,052	30,822,459

Total net revenues	$226,000,150	$598,870,086	$1,348,262,191

The following table summarizes the Company’s long-lived assets by geographic locations:

	As of December 31,
	2006	2007

China	$238,521,152	$577,801,457
Japan	$111,563,837	$76,395,723

27.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net sales are as follows:

	Year Ended December 31,
	2005	2006	2007

Company A	*	*	$272,260,592
Company B	*	*	201,259,584
Company C	*	*	171,842,528
Company D	$72,443,049	$128,125,187	*

*	Less than 10%

The accounts receivable with the largest balance represents 41% and 21% of the balance of the account at December 31, 2006 and 2007, respectively. The accounts receivable with the second largest balance represents 17% and 14% of the balance of the account at December 31, 2006 and 2007, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

28.	SUBSEQUENT EVENTS

On January 14, 2008, the Company acquired 100% of outstanding shares in Wuxi University Science Park International Incubator Co., Ltd. with a total consideration of $10.2 million. The Company is also responsible for paying off the outstanding debt of $5.6 million carried from the acquired company at the date of the acquisition.

On January 25, 2008, the Company established a 100% owned subsidiary, Xinjiang Suntech Energy Engineering Co., Ltd. The company principally engages in solar power system integration projects in China.

On January 28, 2008, the Company entered into a share purchase agreement with KSL-Kuttler Automation Systems GmbH to acquire 100% of outstanding shares in the company with a total consideration of $49.8 million. The transaction is subject to the satisfaction of pre-closing conditions and relevant governmental approvals. The Company is in the process of determining preliminary goodwill which will be subject to adjustment upon finalization of the purchase price allocation.

On January 29, 2008, the Company entered into a securities purchase agreement with Hoku Scientific, Inc. to subscribe 2,314,815 newly issued shares with a total consideration of $20.0 million.

On February 1, 2008, the Company established a 100% owned subsidiary, Suntech Power (Korea) Co., Ltd. The company principally engages in sales and marketing activities in the region.

On March 6, 2008, the Company entered into a subscription agreement with Nitol Solar Limited (“Nitol”) to subscribe for newly issued shares for a total consideration of $33.3 million. In addition, the Company also agreed pursuant to the subscription agreement to subscribe for the additional newly issued shares for an additional total consideration of $66.7 million in two equal trenches upon the satisfaction of various conditions precedent. The Company’s subscription represents a minority interest in Nitol.

*  *  *  *  *  *